Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of MAY 2020	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes □ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A.: Unaudited Consolidated Results for the Fourth Quarter and Full Year 2019

  UPDATE ON COVID-19 IMPACT ON THE GROUP’S OPERATIONS
  STARTED OUTSOURCED PRODUCTION
  RETAIL BUSINESS HOLDS IN 2019, WHILE WHOLESALE BUSINESS AFFECTED BY TRADE DISPUTE
  CONSOLIDATED GROSS MARGIN CONTINUES TO IMPROVE
  4Q2019 OPERATING BREAK-EVEN, NET OF EXTRAORDINARY COSTS

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--May 23, 2020--The Board of Directors of Natuzzi S.p.A. (NYSE: NTZ1) (“Natuzzi” or the “Company”) approved today its 2019 fourth quarter and full year unaudited consolidated financial results and the Company’s draft stand-alone financial statements. The stand-alone financial statements of the Company for the year ended December 31, 2019 will be approved by the Company's shareholders on a meeting to be held, on first call, on June 12, 2020, or, on second call, on June 14, 2020.

Update on COVID-19 Impact on Group’s Operations

On March 11, 2020, the World Health Organization declared the recent outbreak of disease caused by the novel coronavirus (COVID-19) a pandemic. As a result, severe lockdown measures were introduced in most countries, leading to a significant reduction in the Group’s and its customers’ activities worldwide.

Considering the global evolution of the contagion and the uncertainties related to its duration and intensity, it is not possible to determine the likely extent of the economic and social effects of the pandemic on international markets and, consequently, on the Group’s results for the full current year. The Company expects that these effects will be significantly negative in the short-term.

Due to the disruptions and uncertainty generated by the COVID-19 pandemic, the Company reacted immediately by setting up a task-force with the purpose of mitigating the effects of the pandemic by reducing costs and prioritizing projects that can quickly generate cash. In this context, the overall revision of non-essential operating expenses, actions related to labor cost, deferral of some investments and the review of a production allocation compatible with the current scenario are all underway.

In light of the profoundly different new reality the retail industry has recently been experiencing, it also became necessary for the Company to review its transformation plan, both for the current and subsequent years. The revised transformation plan, while confirming its main guidelines, introduces more significant cost-reduction measures.

The Company has also taken steps to access the emergency measures that the various governments are adopting to mitigate the effects of the COVID-19 outbreak on worldwide economy. In Italy, the Company has applied for long-term borrowings almost fully backed by a State agency guarantee in accordance with Decree-Law No. 23 of April 8, 2020 (also known as the “Liquidity Decree”).

The Company has started further different actions to manage liquidity and costs during the current challenging economic environment caused by COVID-19. Such actions include, among others:

— Access to the COVID-19 social security procedures that allow the Company to cut labor cost for a certain period;

— Obtainment of rent concessions or deferral payments for the majority of lease contracts, granted by lessors in response to the COVID-19 pandemic;

— Obtainment of suspension and deferral of installments of long-term borrowings due in 2020;

— Access to suspension and deferral of tax payments, VAT payments, payments to public administrations, payments of withholding tax on wages, payments of social security contributions, as provided by Decree-Law No. 18 of March 17, 2020 (also known as the “Cure Italy Decree”) adopted by the Italian Government to mitigate the effects of the COVID-19 outbreak on the Italian economy.

Fourth Quarter 2019 results

Consolidated net sales for the fourth quarter of 2019 were €100.6 million, down 12.7% from €115.2 million in 2018 same period.

Considering the Group’s core business only (upholstery, accessories and home furnishings), net sales were €95.7 million, down 13.3% compared to last year fourth quarter, due in particular to the 39.7% decrease in Private Label sales. Natuzzi branded business (Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi) declined by 5.9% over 2018 last quarter.

Non-core sales were €4.9 million, up 1.4%.

The 5.9% decrease in revenues for the Natuzzi division was the result of the 5.3% decrease in the Americas (notwithstanding the 11.2% increase in the Natuzzi Italia sales), a 2.3% decrease in the EMEAI (with Natuzzi Editions sales increasing by 12.2%) and a 13.2% decrease in the Asia-Pacific region.

Natuzzi branded sales, generated by DOS (Directly Operated Stores) and third-party operated points of sale, represented 84.8% of the Group’s core business, versus 78.2% in the fourth quarter of 2018.

The Group now directly operates 56 mono-brand DOS, of which 40 Natuzzi Italia, 14 Divani&Divani by Natuzzi stores and 2 new Natuzzi Editions DOS opened in December 2019 in the UK. The Group also directly operates 11 Natuzzi Italia concessions.

Considering the whole 2019, DOS sales were €61.2 million, up 15.0% versus full year 2018. In particular, DOS located in the USA have shown a 36.7% increase in sales, achieving a positive operating result. In addition, the Italian DOS chain of Divani&Divani by Natuzzi delivered positive results as sales increased by 16.8% over 2018, with a positive operating result at store level too.

The performance of the DOS network turned out to be less positive in the fourth quarter of 2019, as DOS net sales were €16.4 million, up 3.2% against the same period last year, led by the positive performance reported in the USA (+12.9%).

On a like-for like basis, revenues of the 45 DOS were up 4.2% in 2019, while they decreased by 1.0% in the fourth quarter of 2019, improving the positive result at store level both in 2019 and in fourth quarter.

The Natuzzi division also includes sales generated by third-party operated mono-brand points of sales (Franchised operated stores, or FOS, and galleries).

Natuzzi sales generated by these third-party operated points of sale were €64.2 million, down 7.6% over 2018 last quarter, as a result of the 10.2% decrease in the Americas, the 0.6% decrease in the EMEAI and the 13.2% decrease in the Asia-Pacific region.

In 2019, we have closed 37 FOS in addition to 272 galleries and smaller points of sales whose partners and locations were inconsistent with our brand strategy.

During 2019, we have opened 102 FOS globally, of which 71 in China through our commercial partner (53 under the Natuzzi Editions name and 18 under Natuzzi Italia name).

Sales generated by the unbranded wholesale division, addressing the mass-merchant distribution, were €14.5 million, down 39.7% from €24.1 million in 2018 fourth quarter.

This division, as we know, has struggled due to the trade dispute between USA and China and, more in general, rising price competition.

In light of the tariffs imposed by the US Administration on goods imported from China, the Company has started to outsource in Vietnam part of its Private Label production for some Key Accounts in the USA.

The Company continues to explore further external industrial capacity in tariffs-free and low-cost European Countries, to regain volumes and competitiveness also in the EMEAI market.

4Q2019 Gross margin

Fourth quarter 2019 consolidated gross margin was 31.9%, up from 27.4% in 2018 same quarter, thanks to a favorable trend in raw material prices, a better sales mix, notwithstanding decreasing sales.

The Cost of Sales also includes €2.8 million of extraordinary costs related to the Italian workforce. Net of these costs, the consolidated gross margin would have been equal to 34.6% (improving from 30.5%, 29.4% and 30.1% in 3Q2019, 2Q2019 and 1Q2019, respectively).

4Q2019 Selling, Administrative and other income/expenses

Selling, Administrative and other income/expenses were €35.0 million (or 34.9% on revenues), decreasing from €40.5 million (or 35.2% on revenues) in 2018 fourth quarter, notwithstanding the €3.0 million of custom duties on goods manufactured in China and delivered to the USA market (they were €1.7 million in 4Q2018), only partially recovered by a price increase. Included in 4Q2019 Selling and Administrative expenses are also €0.3 million of costs related to the reduction of the Italian workforce. 4Q2019 Selling and Administrative expenses also benefitted from the closure of our head office in London and of all the UK concessions (store-in-store directly operated by the Group).

4Q2019 results

The Group reported an operating loss of €3.0 million, versus an operating loss of €8.9 million in 2018 last quarter.

Net of the above mentioned extraordinary costs related to the Italian workforce, the Group would break-even (an operating profit of €0.1 million) compared to an operating loss of €2.0 million, net of €6.9 million of one-off costs incurred in 2018 fourth quarter.

Loss for the period was €6.9 million.

2019 Full year results

Consolidated net sales for 2019 were €387.0 million, down 9.7% from €428.5 million in 2018.

Considering the Group’s core business only, net sales were €368.8 million, down 9.4% compared to 2018, as a result of the 5.5% decrease in sales for the Natuzzi division (despite the 3.7% increase in sales reported in the Americas) and the 22.3% decrease in sales for the Private Label business.

Non-core sales were €18.2 million.

Gross margin for 2019 was 29.7% up from 28.1% in 2018.

The Group reported an operating loss of €22.5 million versus an operating loss of €25.5 million in 2018. Net of the €5.6 million of extraordinary costs (of which €0.5 million accrued in the Selling and Administrative expenses) related to the Italian workforce, operating loss would have been equal to €16.9 million.

Net profit deriving from the 49% share of the Chinese vehicle was €1.0 million in 2019.

The Group reported a loss for the period of €33.7 million, from a profit of €33.1 million in 2018 as a result of the extraordinary income deriving from the conclusion of the partnership agreement in China in 2018.

Working capital (Inventories + trade receivables - Trade payables) on consolidated sales decreased from 11.0% in 2018 to 7.9% in 2019.

As of December 31, 2019, cash and cash equivalents, net, for the Group was €39.8 million from €62.1 million at the end of 2018, and the Group’s net financial position (cash – short and long term borrowings) was negative at -€2.8 million, compared to a positive net financial position of €6.0 million at the end of 2018.

******************************

Chairman and CEO, Pasquale Natuzzi, commented: “Weak global business environment and rising tension between USA and China, which remains an unsolved issue, have affected the performance of our operations, with particular reference to the wholesale business, both branded and unbranded.

This challenging situation prompted the Company to deeply review its plans and processes, focusing on some key cornerstones including: a confirmed focus on the controlled distribution through single-brand stores, both owned and franchised, in priority markets; a review of the Group’s production allocation, including the collaboration with external industrial partners located in low-cost Countries; the disposal of assets no longer in line with the strategic development adopted by the Group; and a generalized streamlining of processes and costs.

We followed up immediately with the implementation of the relevant measures and the first positive effects started to arise.

In fact, sales from the retail channel, both directly and franchised operated, showed improving trends. Then, the outsourced production in Vietnam started to serve an important US distributor. We intend to increase the share of the North American market that can be served through outsourced production in Vietnam. Furthermore, we are progressing our activities to find industrial partners in low-cost Countries in Eastern Europe, with the aim to support the wholesale Private Label and Natuzzi Edition business also in the EMEAI region.

But since the beginning of the year, the shock due to the COVID-19 pandemic has created unprecedented challenges for the business, globally and transversally in almost all industries, changing everyone’s life and habits. This has resulted in a significant interruption in the Group’s as well as our customers’ activities, globally. Only recently part of the lockdown measures in Italy and in some other countries have been lifted, allowing a gradual reopening of most of our stores and manufacturing facilities worldwide.

The ongoing pandemic experience is likely to lead to an increasing focus on the omni-channel sale approach. Therefore, we believe that now it is even more important to follow the direction already undertaken, which focuses on retail development, with a more integration between physical stores and digital commerce.

In addition, we will continue to rebalance the overall Group’s industrial footprint, to best fit the new retail challenges and the current protectionist pressures, as well as reduce the overall cost structure, with particular reference to the Italian operations.”

1 The Company is noncompliant with quantitative/qualitative continued NYSE listing standards (see https://www.nyse.com/quote/XNYS:NTZ). For further information, please see the press release issued by the Company on April 25, 2020.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those stated or implied by such forward-looking statements including, but not limited to, potential risks and uncertainties relating to the duration, severity and geographic spread of the COVID-19 pandemic, actions that may be taken by governmental authorities to contain the COVID-19 pandemic or to mitigate its impact, the potential negative impact of COVID-19 on the global economy, consumer demand and our supply chain, and the impact of COVID-19 on the Company's financial condition, business operations and liquidity. Additional information about potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global players in the furniture industry with an extensive manufacturing footprint and a global retail network. Natuzzi is the European lifestyle best-known brand in the upholstered furnishings sector worldwide (Brand Awareness Monitoring Report - Ipsos 2018) and has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the fourth quarter of 2019 and 2018 on the basis of IFRS -IAS (expressed in millions Euro)

	Three months ended on		Change	Percentage of Sales
	31-Dec-19	31-Dec-18%		31-Dec-19	31-Dec-18

Revenues	100.6	115.2	-12.7%	100.0%	100.0%
Cost of Sales	(68.5)	(83.6)	-18.0%	-68.1%	-72.6%
Gross profit	32.0	31.6	1.4%	31.9%	27.4%

Other income	1.4	1.1		1.4%	0.9%
Selling Expenses	(25.9)	(30.1)	-13.9%	-25.8%	-26.1%
Administrative expenses	(8.9)	(10.3)	-12.9%	-8.9%	-8.9%
Impairment on trade receivables	(1.1)	(0.6)		-1.1%	-0.6%
Other expenses	(0.5)	(0.6)		-0.5%	-0.5%

Operating profit/(loss)	(3.0)	(8.9)		-3.0%	-7.7%

Finance income	0.1	0.1
Finance costs	(0.8)	(1.6)
Net exchange rate gains/(losses)	(1.5)	(1.2)
Gain from disposal and loss of control of a subsidiary	0.0	0.0

Net finance income/(costs)	(2.2)	(2.6)

Share of profit/(loss) of equity-method investees	(0.4)	(0.5)

Profit/(Loss) before tax	(5.5)	(12.0)		-5.5%	-10.4%

Income tax expense	(1.3)	(0.5)		-1.3%	-0.4%

Profit/(Loss) for the period	(6.9)	(12.5)		-6.8%	-10.8%

Profit/(Loss) attributable to:
Owners of the Company	(6.7)	(12.3)		-6.7%	-10.7%
Non-controlling interests	(0.2)	(0.2)

Profit/(loss) per Ordinary Share	(0.12)	(0.22)

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the twelve months of 2019 and 2018 on the basis of IFRS -IAS (expressed in millions Euro)

	twelve months ended on		Change	Percentage of Sales
	31-Dec-19	31-Dec-18%		31-Dec-19	31-Dec-18

Revenues	387.0	428.5	-9.7%	100.0%	100.0%
Cost of Sales	(271.9)	(308.2)	-11.8%	-70.3%	-71.9%
Gross profit	115.0	120.3	-4.4%	29.7%	28.1%

Other income	5.2	5.9		1.3%	1.4%
Selling Expenses	(105.3)	(115.0)	-8.5%	-27.2%	-26.8%
Administrative expenses	(34.0)	(35.3)	-3.7%	-8.8%	-8.2%
Impairment on trade receivables	(2.4)	(0.7)		-0.6%	-0.2%
Other expenses	(1.0)	(0.6)		-0.3%	-0.1%

Operating profit/(loss)	(22.5)	(25.5)		-5.8%	-5.9%

Finance income	0.4	0.4
Finance costs	(7.9)	(5.6)
Net exchange rate gains/(losses)	(2.3)	(3.9)
Gain from disposal and loss of control of a subsidiary	0.0	75.4

Net finance income/(costs)	(9.9)	66.3

Share of profit/(loss) of equity-method investees	1.0	(0.3)

Profit/(Loss) before tax	(31.3)	40.5		-8.1%	9.5%

Income tax expense	(2.3)	(7.4)		-0.6%	-1.7%

Profit/(Loss) for the period	(33.7)	33.1		-8.7%	7.7%

Profit/(Loss) attributable to:
Owners of the Company	(33.4)	33.3		-8.6%	7.8%
Non-controlling interests	(0.3)	(0.2)

Profit/(loss) per Ordinary Share	(0.61)	0.61

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of financial position (condensed) on the basis of IFRS-IAS (Expressed in millions of Euro)

	31-Dec-19	31-Dec-18

ASSETS
Non-current assets	212.5	165.6
Current assets	156.9	207.1
TOTAL ASSETS	369.4	372.7

EQUITY AND LIABILITIES
Equity attributable to Owners of the Company	103.1	136.5
Non-controlling interests	1.7	1.6
Non-current liabilities	112.6	66.1
Current liabilities	152.0	168.4
TOTAL EQUITY AND LIABILITIES	369.4	372.7
Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of cash flows (condensed)
(Expressed in millions of Euro)	31-Dec-19	31-Dec-18

Net cash provided by (used in) operating activities	4.7	(11.3)

Net cash provided by (used in) investing activities	(3.3)	14.6

Net cash provided by (used in) financing activities	(24.2)	2.2

Increase (decrease) in cash and cash equivalents	(22.8)	5.4

Cash and cash equivalents, beginning of the year	60.4	55.0

Effect of movements in excahnge rates on cash held	0.3	(0.1)

Cash and cash equivalents, end of the period	37.8	60.4

For the purpose of the statements of cash flow, cash and cash equivalents comprise the following:
(Expressed in millions of Euro)	31-Dec-19	31-Dec-18
Cash and cash equivalents in the statement of financial position	39.8	62.1
Bank overdrafts repayable on demand	(2.0)	(1.8)
Cash and cash equivalents in the statement of cash flows	37.8	60.4

Contacts

NATUZZI INVESTOR RELATIONS
Piero Direnzo | tel. +39.080.8820.812 | pdirenzo@natuzzi.com

NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office) | tel. +39.080.8820.676 | vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	MAY 23, 2020	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi